盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

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TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
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www.sidley.com

FOUNDED 1866

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NEW YORK
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WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

04045902

Our Ref: 22277-00002

October 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

Partners: Kenneth T. Cote • Balbir Bindra • Constance Choy • Eric Ho • Gloria Lam • Huanting Timothy Li • Gordon Ng
Consultants: Charles W. Allen • Ada Leung • Arun Nigam • Chris C.W. Wong
Registered Foreign Lawyers: G. Matthew Sheridan (New York)* • Effie Vasilopoulos (Australia)* • Ben B. Hur (Korea)§ • Dohyong Kim (New York)§ • Jason T. Kuo (New York)§ • Ming-Yung Lam (PRC)§

* *Partner of Sidley Austin Brown & Wood LLP*
§ *Foreign Legal Consultants*
HK1 293147v1

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

November 2, 2004

China Oilfield Services Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

CLARIFICATION ANNOUNCEMENT

The Board refers to the recent press articles regarding the provision of depositary and transaction settlement services by CNOOC Finance to the Group.

The Board also wishes to clarify the shareholding interests of the substantial shareholders as disclosed in the Circular.

The board of directors (the "**Board**") of China Oilfield Services Limited (the "**Company**", together with its subsidiaries, the "**Group**") refers to the recent press articles regarding the provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited ("**CNOOC Finance**") to the Group (the "**Financial Services**"). Details of the transactions are set out in the Company's announcement dated 20 October 2004 (the "**Announcement**"). Terms defined in the Announcement shall have the same meanings when used herein.

It was quoted in the article that no fee savings would be realised from the Financial Services as CNOOC Finance is a fee-charging profit-oriented entity and the risk of depositing money at CNOOC Finance is not greater than putting money at any other bank. The Board would like to clarify as follows.

(i) The principal purpose for the Group to engage CNOOC Finance in the Financial Services has been to facilitate efficient and orderly settlement for transactions with members of CNOOC Group. The pricing policy of CNOOC Finance and commercial banks in the PRC are subject to the guidelines of the People's Bank of China, the central bank in the PRC, and the charges by CNOOC Finance for its financial services to the Group are comparable to those charged by the PRC banks for similar services. However, as CNOOC Finance is more familiar with the business of the Group and CNOOC Group, CNOOC Finance tends to be more efficient in terms of processing transactions than PRC banks that perform similar services and less time-consuming in terms of settling funds between members of the Group and those of CNOOC Group. It helps to reduce the Group's transaction costs (such as expense overlays, time cost, handling fees for transfer of funds and other administrative expenses).

(ii) With respect to the credibility of commercial banks in the PRC vis-a-vis that of CNOOC Finance, CNOOC Group was rated A2 by Moody's and BBB+ by The Standard and Poor's, which ratings, the Company believes, remain among the highest ratings assigned by these rating agencies to the PRC corporates, including commercial banks.

(iii) As disclosed in the Prospectus, CNOOC Finance is a non-bank financial institution established with the approval of the People's Bank of China. It is subject to the supervision of the China Banking Regulatory Commission. CNOOC Finance may engage in a variety of finance and investment activities including investments in equity securities, debt securities and real estate as well as borrowings and guarantees. It may also engage in CNOOC intra-group lending. The deposits with CNOOC Finance will not have the protection of any security interest or guaranty from CNOOC. However, given the creditability of CNOOC Group as stated in paragraph (ii) above, the Company believes that the risk profile of CNOOC Finance, as a provider of the depositary and settlement services to the Group, is not greater than commercial banks in the PRC.

China Oilfield Services Limited

The Company also refers to the circular of the Company dated 21 October 2004 (the "**Circular**"). The Directors noted with regret that due to oversight, the disclosure of the substantial shareholders' interests in the Company as contained in the Circular was inaccurate and it only reflected the Company's register as at 31 December 2003. The Company believes the discrepancy is not material and the Shareholders' interests and voting rights would not be prejudiced as:

(i) all the requisite information has been included in the Circular and the Shareholders are given all the particulars and information that are necessary to enable a shareholder to make an informed assessment of the subject transactions to be considered at the EGM;

(ii) the discrepancy in the disclosure does not disfranchise any of the Shareholders;

(iii) the shareholding interests of CNOOC in the Company have been disclosed in the Circular; and

(iv) the shareholdings in the Company of the other substantial shareholders that are not parties to the Non-Exempt Continuing Connected Transactions should not have any effect on the voting intention of the Shareholders.

The Company would like to set out the information as at 15 October 2004, being the latest practicable date (the "**Latest Practicable Date**") prior to the issue of the Circular, as follows:–

As at the Latest Practicable Date, according to the register of interest kept by the Company under Section 336 of the Securities and Futures Ordinance (the "**SFO**") and so far as was known to the Directors or chief executive of the Company, the following are details of the persons (other than a director, supervisors or chief executive of the Company) who had an interest or short position in the shares (including options) or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were directly or indirectly, interested in 10% or more of the nominal value of any class of share capital (including any options in respect of such capital) carrying rights to vote in all circumstances at general meeting of any other member of the Group:

Name	Capacity and nature of interest	Number and class of shares (Note 1)	Approximate percentage in the respective class of share capital in the Company	Approximate percentage of the issued share capital of the Company
China National Offshore Oil Corporation	beneficially owned	2,460,468,000 domestic shares (L)	100% (L)	61.58% (L)
Morgan Stanley	interest of a controlled corporation	89,890,000 H shares (L)	5.86% (L)	2.25% (L)
J.P. Morgan Chase & Co.	Note 2	259,005,000 H shares (L) 254,961,000 H shares (P)	16.87% (L) 16.61% (P)	6.48% (L) 6.38% (P)
State Street Corporation	interest of a controlled corporation	86,008,000 H shares (P)	5.60% (P)	2.15% (P)
The Capital Group Companies, Inc.	investment manager	169,808,925 H shares (L)	11.06% (L)	4.25% (L)
Schroder Investment Management North America Limited	investment manager	79,706,000 H shares (L)	5.19% (L)	1.99% (L)

Note 1: (L)-long position; (S)-short position; and (P)-lending pool

Note 2: holding 902,000 H shares as beneficial owner, 3,142,000 H shares as investment manager and 254,961,000 H shares as custodian corporation/ approved lending agent

Save as disclosed above, according to the register of interests kept by the Company under Section 336 of the SFO and so far as was known to the Directors or chief executive of the Company, there was no other person who, as at the Latest Practicable Date, had an interest or short position in the shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any member of the Company or in any options in respect of such capital.

The Company will check its record against the information set out in the website of the Stock Exchange more often on a regular basis to ensure that similar event will not occur in the future.

China Oilfield Services Limited

As at the date of this announcement, the Board comprises seven members: Messrs. Yuan Guangyu and Wu Mengfei as executive directors; Messrs. Fu Chengyu and Wang Zhongan as non-executive directors; and Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang as independent non-executive directors.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 1 November, 2004

Please also refer to the published version of this announcement in The Standard dated 2 November 2004.